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                             UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                      (Amendment No.              )*


                            North Bancshares, Inc.
------------------------------------------------------------------------
                             (Name of Issuer)

                 Common Stock, par value $.01 per share
------------------------------------------------------------------------
                     (Title of Class of Securities)

                              657467-10-6
------------------------------------------------------------------------
                            (CUSIP Number)

     Joseph A. Graber, 100 W. North Avenue, Chicago, Illinois 60610
------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                             April 24, 1998
------------------------------------------------------------------------
         (Date of Event which Requires Filing of this Statement)


If the Filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box __.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







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                               SCHEDULE 13D


CUSIP No. 657467-10-6                  Page    2      of      9
                                            ------          ------


1.  NAME OF REPORTING PERSON
     S.S. OR IRS IDENTIFICATION NO OF ABOVE PERSON

  Joseph A. Graber   ###-##-####
--------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (A)
     (B)   X
--------------------------------------------------------------------
3.  SEC USE ONLY

--------------------------------------------------------------------
4.  SOURCE OF FUNDS*

         PF
--------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e).                          __

--------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

  United States of America
--------------------------------------------------------------------
     NUMBER OF      7.   SOLE VOTING POWER
                         27,831 See Item 5 Below
     SHARES         ------------------------------------------------
                    8.   SHARED VOTING POWER
     BENEFICIALLY        37,306 See Item 5 Below
                    ------------------------------------------------
     OWNED BY       9.   SOLE DISPOSITIVE POWER
                         27,831 See Item 5 Below
     EACH REPORTING ------------------------------------------------
                    10.  SHARED DISPOSITIVE POWER
     PERSON WITH         35,806 See Item 5 Below
--------------------------------------------------------------------
11.  AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON

     65,138 See Items 3 and 5 below
--------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*      X     See Item 3 Below
                ----
--------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

  5.01%
--------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

  IN
--------------------------------------------------------------------
               *SEE INSTRUCTIONS BEFORE FILLING OUT!
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

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                             SCHEDULE 13D


CUSIP No. 657467-10-6                  Page    3      of      9
                                            ------          ------


1.  NAME OF REPORTING PERSON
     S.S. OR IRS IDENTIFICATION NO OF ABOVE PERSON

  Judith E. Alexander    ###-##-####
--------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (A)
     (B)   X
--------------------------------------------------------------------
3.  SEC USE ONLY

--------------------------------------------------------------------
4.  SOURCE OF FUNDS*

         PF
--------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e).                          __

--------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

  United States of America
--------------------------------------------------------------------
     NUMBER OF      7.   SOLE VOTING POWER
                         -0-
     SHARES         ------------------------------------------------
                    8.   SHARED VOTING POWER
     BENEFICIALLY        35,806 See Item 5 Below
                    ------------------------------------------------
     OWNED BY       9.   SOLE DISPOSITIVE POWER
                         -0-
     EACH REPORTING ------------------------------------------------
                    10.  SHARED DISPOSITIVE POWER
     PERSON WITH         35,806 See Item 5 Below
--------------------------------------------------------------------
11.  AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON

  35,806 See Items 3 and 5 below
--------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*      X     See Item 3 Below
                ----
--------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

  5.01%
--------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

  IN
--------------------------------------------------------------------
               *SEE INSTRUCTIONS BEFORE FILLING OUT!
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

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Item 1.  Security and Issuer
----------------------------

  The class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock"), of North Bancshares, Inc. ("North Bancshares" or the "Company"), a Delaware chartered savings and loan holding company with its main office located at 100 West North Avenue, Chicago, Illinois 60610.

  The Company stock was split three-for-two, effected in the form of a 50% stock dividend, on December 29, 1997. All share and price information have been adjusted to reflect the stock split.

Item 2.  Identity and Background
--------------------------------

  The name and business address of the persons filing this statement are Joseph A. Graber and his wife, Judith E. Alexander, 100 West North Avenue, Chicago, Illinois 60610. Mr. Graber is President and Chief Operating Officer and a director of North Bancshares and its subsidiary, North Federal Savings Bank ("North Federal") at the address stated above. Ms. Alexander is a full-time student. During the last five years, neither Mr. Graber nor Ms. Alexander has been convicted in a criminal proceeding, or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in he or she being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  Mr. Graber and Ms. Alexander are citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

  On December 21, 1993, Mr. Graber and Ms. Alexander acquired 30,478 shares of North Bancshares Common Stock in connection with the initial public offering of North Bancshares Common Stock for an aggregate purchase price of $203,190.00. Of the shares acquired, 21,478 were held by Mr. Graber individually, 1,755 shares of which were held by Mr. Graber through his self-directed IRA for which Delaware Charter Guarantee and Trust acts as Trustee, 224 shares were held by Mr. Graber through his self directed Keogh plan for which Mr. Graber acts as Trustee, 7,500 of the shares were held individually by Ms. Alexander, and 1,500 of which were held by Mr. Graber jointly with other family members. These purchases were made with personal funds.

  Since the initial public offering, Mr. Graber and Ms. Alexander have acquired an additional 1,675 shares in their joint account. Mr. Graber has acquired an additional 1,124 shares for his Self-Directed IRA account and an additional 947 shares for his Self-Directed Keogh Plan.

  In addition, as of December 21, 1993, an award representing 8,331 shares of Common Stock was granted to Mr. Graber under North Bancshares' Management Recognition and Retention Plan (the "RRP"). Shares of Common Stock covered by the award to Mr. Graber under the RRP have fully vested.

  In addition, on December 21, 1993 an incentive stock option to purchase 12,496 shares of Common Stock at $6.67 per share was granted to Mr. Graber pursuant to North Bancshares' 1993 Stock Option and Incentive Plan (the "Stock Option Plan"), which was ratified by the shareholders at the First Annual Meeting of Shareholders held on April 27, 1994. On February 17, 1995, Mr. Graber received a grant of an additional 2,504 incentive stock options at $7.75 per share.

     Since December 21, 1993, Mr. Graber has been allocated 8,781 shares under North Federal's Employee Stock Ownership Plan (the "ESOP"), as of the latest ESOP plan statement, dated December 31, 1997.

     On April 22nd and 23rd, 1998 Mr. Graber and Ms. Alexander purchased 465 shares of the Company's stock. As a result of the purchase and an on-going stock repurchase program initiated by the Company, Mr. Graber and Ms. Alexander now own in excess of five percent of North Bancshares, Inc. Common Stock.

      The amount disclosed above includes 1,500 shares held by other family members who do not live in the Grabers' household, as to which Mr. Graber and Ms. Alexander expressly disclaim beneficial ownership.

Item 4.  Purpose of Transaction
-------------------------------

  All of the shares purchased or acquired by Mr. Graber and Ms. Alexander were acquired for investment. Mr. Graber and Ms. Alexander may, from time to time, depending upon market conditions and other investment considerations, purchase additional shares of North Bancshares Common Stock for investment or dispose of shares of North Bancshares Common Stock. Mr. Graber, as President and a Director of North Bancshares, Inc. regularly explores potential actions and transactions which may be advantageous to North Bancshares, including possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management, policies governing investments, securities or regulatory or reporting obligations of North Bancshares.

     Except as noted above with respect to Mr. Graber's activities on behalf of North Bancshares, Mr. Graber and Ms. Alexander have no plans or proposals which relate to or would result in:

  (a) the acquisition by any person of additional securities of North Bancshares, or the disposition of securities by North Bancshares;

  (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving North Bancshares or any of its subsidiaries;

  (c)  a sale or transfer of material amount of assets of North
Bancshares or any of its subsidiaries;

  (d) any change in the present Board of Directors or management of North Bancshares, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

  (e) any material change in the present capitalization or dividend policy of North Bancshares;

  (f) any other material change in North Bancshares's business or corporate structure;

  (g) changes in North Bancshares' certificate of incorporation or bylaws or other actions which may impede the acquisition of control of North Bancshares by any person;

  (h) a class of equity securities of North Bancshares becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

  (i)  any action similar to any of those enumerated above.

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Item 5.  Interest in Securities of the Issuer
---------------------------------------------

  Mr. Graber and Ms. Alexander own beneficially an aggregate of 65,138 shares of North Bancshares Common Stock, constituting 5.01% of the number of shares of Common Stock outstanding on the date hereof. Of the 65,138 shares owned beneficially by Mr. Graber and Ms. Alexander:
(i) Mr. Graber reported sole voting and investment power with respect to 27,831 shares (2.14% of the outstanding shares) held by him (including 4,050 shares held through his self-directed IRA and Keogh accounts), and 15,000 shares which Mr. Graber may acquire pursuant to the exercise of stock options granted pursuant to the Stock Option Plan, which options are currently exercisable, (ii) Mr. Graber reports sole voting power with respect to 8,781 shares which have been allocated to his Employee Stock Ownership account; and (iii) Mr. Graber and Ms. Alexander share voting and investment power with respect to 35,806 shares which they own jointly.

  In addition, pursuant to applicable Securities and Exchange
Commission rules, Mr. Graber and Ms. Alexander may be deemed to beneficially own the shares held by each other.

  Except as described herein, neither Mr. Graber nor Ms. Alexander has effected any transactions in the Common Stock of North Bancshares, Inc. within the past sixty days.

  Except as stated above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares held by Mr. Graber and Ms.
Alexander.

Item 6. Contracts, Arrangements, Understandings or Relationship with the Respect to Securities of the Issuer
---------------------------------------------------------------------

  Other than the agreement regarding joint filing, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Graber and Ms. Alexander and any other person with respect to any securities of North Bancshares, including but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. None of the North Bancshares Common Stock beneficially owned by Mr. Graber and Ms. Alexander is pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such shares, except for the pledge of 54,926 shares of North Bancshares Common Stock by Mr. Graber and Ms. Alexander pursuant to a margin loan secured by a brokerage account which contains such shares along with other securities. Mr. Graber and Ms. Alexander may borrow up to 50% of the value of all securities in the account at a particular time.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

  1.   Agreement regarding joint filing.

                              SIGNATURES


  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                    /s/ Joseph A. Graber
                                    -------------------------------
                                           Joseph A. Graber


                                    Date:    May 4, 1998
                                          ----------------


                                    /s/ Judith E. Alexander
                                    -------------------------------
                                Judith E. Alexander


                                    Date:    May 4, 1998
                                          ----------------


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                                  EXHIBIT
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                                              May 4, 1998



Joseph A. Graber
North Bancshares, Inc.
100 W. North Avenue
Chicago, Illinois 60610

Dear Mr. Graber:

  This letter hereby confirms the agreement and understanding between you and the undersigned that the Schedule 13D being filed on or about this date is being filed by the two of us as a group.

                                      Very truly yours,



                                      /S/ Judith E. Alexander
                                      -----------------------
                                      Judith E. Alexander



CONFIRMED AND AGREED TO:


/S/ Joseph A. Graber
------------------------
Joseph A. Graber